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SECURIT[illegible]ISSION

06003035

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SEC FILE NUMBER
8-36365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2005** (MM/DD/YY) AND ENDING **12-31-2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Allstate Financial Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln (City) **NE** (State) **68506** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb **847-402-6509** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, William Webb, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Allstate Financial Services, LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2-21-06

Signature Date

Treasurer

Title

OFFICIAL SEAL
MIGUEL SAUCEDO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/04/08

Miguel Saucedo
Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Operations).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") (a wholly owned subsidiary of Allstate Insurance Company) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 22, 2006

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$38,159,577
COMMISSIONS RECEIVABLE (NET OF ALLOWANCE OF $26,275)	4,166,703
DEFERRED INCOME TAXES	678,915
OTHER ASSETS	486,096
TOTAL ASSETS	$43,491,291

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$10,203,575
Payable to affiliates	7,122,635
Accounts payable and accrued expenses	819,532
Income taxes payable to affiliate	860,435
Total liabilities	19,006,177
MEMBER'S EQUITY	24,485,114
TOTAL LIABILITIES AND MEMBER'S EQUITY	$43,491,291

See notes to financial statement.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

1. GENERAL

Basis of Presentation—The accompanying financial statement includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations—The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company sells nonproprietary mutual funds, and proprietary and nonproprietary variable annuity and variable life contracts. The variable annuity contracts are issued by Allstate Life Insurance Company ("Allstate Life"), Lincoln Benefit Life Company ("LBL", a subsidiary of Allstate Life), Allstate Life Insurance Company of New York ("ALNY", a subsidiary of Allstate Life) and unaffiliated insurers. The variable life contracts are issued by LBL, ALNY and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life ("Allstate Agents"). The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income and Expense—Commissions are recorded on the trade date of the related securities purchases and sales for mutual fund transactions, and as of the effective date of the variable annuity or variable life contract. The Company does not clear transactions or carry customer accounts. Commissions are received from Allstate Life, LBL, ALNY and unaffiliated insurers for variable products and from unaffiliated fund companies or a clearing broker-dealer for mutual fund products. Commissions are paid to Allstate Agents.

A bonus is accrued and paid to Allstate Agents for certain deposits to mutual funds, variable annuity and variable life contracts. The bonus accrual is based on a history of qualifying deposits and estimated agent termination rates. It is included in commissions payable on the Statement of Financial Condition. The accrual balance as of December 31, 2005 is $7,194,616.

Allowance for Commission Refunds—For variable life contracts, on the effective date of the contracts, annualized commission revenues receivable from LBL and annualized commission expenses payable to the Allstate Agents are calculated and recorded. These amounts are received from LBL and remitted to the Allstate Agents periodically during the month. Premium related to these contracts may be collected from the customer throughout the year. Upon cancellation of a variable life contract in the first year, the Company must refund a pro rata portion of the annualized commission revenue received to LBL, whether or not the commission expense paid to the Allstate Agent is recovered. The Company has established an allowance for revenue refunds due to LBL through accounts payable and accrued expenses. The allowance is estimated based on historical variable life persistency rates, agent compensation rates and agent termination rates. To the extent that commissions on these contracts have not been received from LBL and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will not be collected due to contract cancellation is reflected as an allowance and netted against the related receivable. For commissions, which have been received from LBL, the estimate of commission refunds is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

Income Taxes—Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

Use of Estimates—The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purpose of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2005, the Company has net capital, as defined under the Rule, of $22,722,302, which is $22,472,302 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

The Company has a capital support agreement with Allstate. As long as the Company is a wholly-owned subsidiary, Allstate shall make cash payments to the Company as necessary to enable the Company to maintain Net Capital of at least $10 million at all times, to have sufficient cash for operating needs and to pay contractual obligations as they become due.

4. INCOME TAXES

As a limited liability company, the Company's 2005 loss will be reported on the income tax return of Allstate, as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate's 2005 tax liability or benefit with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The deferred income tax asset at December 31, 2005 primarily represents the tax effect of the temporary differences resulting from the allowance for doubtful accounts, goodwill and employee benefits. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

At December 31, 2005, the Company has $860,435 of income taxes payable to affiliate.

5. RELATED PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses. The Company reimburses Allstate and its affiliates on a monthly basis. At December 31, 2005, $6,895,142 is payable for these expenses and is included in "Payable to affiliates".

The Company receives commission income on the sale of variable annuity and variable life contracts from Allstate Life, LBL and ALNY. Commission income of $3,275,091 is receivable at December 31, 2005 and is included in "Commissions Receivable".

The Company has a marketing coordination and administrative services agreement with Allstate Life for which the Company receives fee income for the marketing of mutual funds and other services. Fee income of $427,215 is receivable for these services at December 31, 2005 and is included in "Payable to affiliates".

The Company has a marketing coordination and administrative services agreement with Allstate for which the Company receives fee income for administrative and supervisory services relating to the sale of financial products by Allstate Agents. No amounts were receivable at December 31, 2005.

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries to the Company through the Corporation's expense allocation process and reimbursed on a monthly basis. At December 31, 2005, $654,707 is payable for these expenses and is included in "Payable to affiliates".

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the Company has not made material payments pursuant to this obligation.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Allstate Financial Services, LLC
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Allstate Financial Services, LLC (the "Company"), for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 22, 2006

Allstate Financial Services, LLC

Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.